Morgan Stanley FX Series Funds

1221 Avenue of the Americas

New York, New York 10020

August 14, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management

Mail Stop 0505

Re:	Morgan Stanley FX Series Funds

(File Nos. 333-140930 and 811-22020)

Dear Mr. Greene:

Thank you for your oral comments regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-1A (the “Amendment”) for Morgan Stanley FX Series Funds (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2007 relating to The FX Alpha Portfolio and The FX Alpha Plus Portfolio (each, a “Portfolio” and, together, the “Portfolios”). Below, we describe the changes made to the Amendment in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a pre-effective ammendment, which will be filed via EDGAR on or about August 14, 2007.

COMMENTS ON PROSPECTUS

Comment 1.

The investment objective of each Portfolio is total return. Please state whether a Portfolio is managed to give preference to either income or capital appreciation. In addition, where the disclosure in the Prospectus discusses capital appreciation, please do not refer to gains as “profits.”

Response 1. We respectively acknowledge your comment; however, we believe that we have accurately described each Portfolio’s strategy with respect to seeking to achieve total return. In addition, the following funds have an investment objective of total return and do not give preference to either income or capital appreciation: Liberty Allstar Equity Fund, GAMCO Convertible Securities Fund, Comstock Capital Value Fund, T. Rowe Price Real Estate Fund, Inc., Zweig Total Return Fund and Kensington International Real Estate Fund.

We have revised the references to “profits” in discussion of capital appreciation accordingly.

Comment 2.	Discuss the relationship between LIBOR and Value at Risk or VaR and state the basis for the 2.50% and 6.00% thresholds.

Response 2. The Portfolios have eliminated from their investment objectives the goal of exceeding LIBOR by 2.5% and 6.0%, respectively.

The Portfolios’ assets will be held in cash and/or money market instruments to generate income and serve as collateral for the foreign currency forward contracts. Therefore, cash and/or money market instruments will represent in effect the Portfolios’ beta, i.e., market returns. LIBOR is a generally accepted benchmark for this market. To the extent a Portfolio’s performance exceeds LIBOR, it will have generated returns in excess of the market and to the extent it underperforms LIBOR it will underperform the market. Consistent therewith, the Adviser is entitled to a performance fee to the extent performance exceeds LIBOR plus 2.5% (6.0% in the case of the FX Alpha Fund) and its base fee is reduced to the extent that performance is less than LIBOR minus 2.5% (6.0% in the case of the FX Alpha Fund).

VaR is a measure used to estimate the maximum value of a Portfolio that can be lost over a specified time period given a specific probability under normal conditions. Accordingly, each Portfolio is designed so that under normal market conditions with a confidence level of 95%, the Portfolio should not lose more than 2.5% of its net asset value 6.0% in the case of The FX Alpha Plus Portfolio in a given 12-month period. VaR levels have been set at levels which correspond to the performance fee thresholds in order to insure that the Adviser does not take excessive risks in pursuit of a performance fee and that the Adviser is rewarded only to the extent performance provides added value given the risks assumed.

Comment 3.	Revise the fee table to move footnotes appearing after “Annual Fund Operating Expenses” so as to follow the Example.

Response 3. We have revised the disclosure accordingly.

Comment 4.	Is average LIBOR over the 12-month period used for purposes of calculating the performance fee? Is there a precedent for basing a performance fee on LIBOR rather than an index.

Response 4. For purposese of the performance fee, LIBOR is calcuated as a one year compounded return of overnight LIBOR.

A number of funds that pursue absolute return strategies (ie., seek a positive return in both rising and falling markets) use a cash benchmark (eg., the three month T-bill rate) as a benchmark against which to measure performance. Moreover, at least one fund group, the Geronimo Funds, have a fulcrum fee which uses the Merrill Lynch 3 month Treasury Bill Index as a benchmark. The Fund, like the funds referred to above, establishes long and short positions and pursues returns in both rising and falling markets. As a result of, unlike funds that pursue long strategies only, the Fund has no market/beta exposure. Therefore, we believe that a risk free or cash benchmark, in our case U.S. LIBOR, is the most suitable benchmark for the Fund.

Comment 5.

The term “FX” in each Portfolio’s name denotes that each will invest in foreign currency transactions. Accordingly, please add a policy for each Portfolio to invest at least 80 percent of its assets in foreign currencies. See Section 35(d) and rule 35d-1 under the 1940 Act. Also add disclosure specifically defining a foreign currency for purposes of the 80 percent test.

Response 5. Disclosure has been added to state that at least 80% of each Fund’s assets will be exposed to foreign currency through currency forwards and other currency transactions described in the Prospectus. In resonse to this comment, we have changed the names of the Funds to FX Alpha Strategy Portfolio and FX Alpha Plus Strategy Portfolio, respectively. We believe that this the revised names meet the 80 percent test, as 80% of the Funds’ assets will be invested in through the utilization of a foreign currency strategy.

Comment 6.

The second and third paragraphs under the caption “Shareholder Information – Pricing Portfolio Shares” discuss the circumstances and effects of using fair value pricing. In light of the types of instruments in which each Portfolio invests, including non-deliverable currency forward transactions, foreign currencies and securities, including emerging market instruments, revise and strengthen the disclosure regarding the circumstances under which the Portfolio will utilize fair value pricing.

Response 6. The currency market is a 24-hour market. Therefore, the risks associated with significant events occurring after the markets close are not relevant to the instruments in which the Portfolio invests. Accordingly, enhanced fair value disclosure is not in our view appropriate for these Portfolios.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

Comment 7.

You noted that each Portfolio’s 12b-1 Plan may be terminated at any time and there is no legal obligation of the Portfolio to reimburse the Distributor for Unreimbursed Expenses. Please confirm that this disclosure in included in the Fund’s Statement of Additional Information.

Response 7. We have added this disclosure to the Fund’s Statement of Additional Information.

ACCOUNTING COMMENTS

Comment 8.

Please note that to the extent that a Portfolio’s actual expenses are materially different than what is disclosed in its current fee table, a sticker must be filed regardless of whether the actual expenses would not be materially different from net expenses after taking into account the waiver.

Response 8. We acknowledge your comment.

Comment 9.	The maximum offering price disclosed in the Statement of Assets and Liabilities does not appear to be consistent with the sales load disclosed in each Portfolio’s fee table. Please reconcile.

Response 9. We have revised the Statement of Assets and Liabilites, which is now consistent with with the sales load disclosed in each Portfolio’s fee table. In addition, we have filed a revised report of the independent registered public accounting firm and a revised consent of the independent registered public accounting firm as exhibits to Pre-Effective Amendment No. 3 to the Registration Statement.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5262, Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Brynn D. Peltz of Clifford Chance US LLP at (212) 878-8055. Thank you.

Best regards,
/s/ Lou Anne McInnis
Lou Anne McInnis